Exhibit (a)(5)(Z)

Subject: Proposed Bid from Broadcom to Acquire Qualcomm

From: Rick Clemmer

Dear NXP Team,

By now, you have probably seen the news about Broadcom’s proposed offer to acquire Qualcomm. This is an unsolicited third-party proposed transaction that does not affect our agreement with Qualcomm, and we continue to support Qualcomm’s acquisition of NXP.

Qualcomm and NXP are working hard with regulators to close our transaction as soon as possible and, in the meantime, we need to continue to focus on running our business and finalizing Day One preparations.

You may use the above statement to respond to customer questions or contact GSM Communications for further guidance on customer inquiries.

I encourage you to not be distracted by this news, to not speculate on the possible effects of Broadcom’s proposed offer, and to stay focused on the important work you are doing and on our customer commitments and key business priorities.

For reference, the following is a message from Steve Mollenkopf:

In light of this news, I want to reaffirm with all of you that the NXP acquisition is on track and we continue to be very excited about the incredible opportunity we have to bring together Qualcomm’s mobile roadmap and scale with NXP’s automotive, security and IoT expertise and channel strength.

We remain focused on planning for the integration of our companies and obtaining the remaining regulatory approvals to move us closer to Day One.

As this situation further develops, we will be sure to keep you updated.

Steve

As usual, if you receive questions about this topic from the media, please direct those inquires to our PR Team.

Thanks in advance for your support.

Rick Clemmer

NXP CEO